UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

R1 RCM INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

00438V103

(CUSIP Number)

Glenn Miller

c/o TowerBrook Capital Partners L.P.

Park Avenue Tower

65 East 55th Street, 19th Floor

New York, NY 10022

(212) 699-2200

Copy to:

Steven A. Cohen

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

(212) 403-1000

Joseph R. Impicciche

c/o Ascension Health Alliance

101 S. Hanley Road, Suite 450

St. Louis, MO 63105

(314) 733-8000

Copy to:

Stephen A. Infante

Covington & Burling LLP

620 Eighth Avenue

New York, NY 10018

(212) 841-1000

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

January 5, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 00438V103

1.	NAMES OF REPORTING PERSONS TCP-ASC ACHI Series LLLP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 177,706,400 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 177,706,400 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 177,706,400 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 60.4% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1) Consists of 117,706,400 shares of Common Stock issuable upon conversion of 294,266 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and 60,000,000 shares of Common Stock issuable upon exercise of the Warrant. 200,000 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and the Warrant were issued by the Issuer to the Reporting Persons upon Closing of the Purchase (which occurred on February 16, 2016). The remaining 94,266 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock were issued by the Issuer to the Reporting Persons as a payment-in-kind dividends pursuant to the Series A CoD. See Items 2 and 6.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 116,662,422 shares of Common Stock outstanding as of October 27, 2020 as reported by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended September 30, 2020 filed with the SEC on November 3, 2020 and (2) 177,706,400 shares of Common Stock (see Note 1).

CUSIP No. 00438V103

1.	NAMES OF REPORTING PERSONS TCP-ASC GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 177,706,400 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 177,706,400 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 177,706,400 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 60.4% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1) Consists of 117,706,400 shares of Common Stock issuable upon conversion of 294,266 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and 60,000,000 shares of Common Stock issuable upon exercise of the Warrant. 200,000 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and the Warrant were issued by the Issuer to the Reporting Persons upon Closing of the Purchase (which occurred on February 16, 2016). The remaining 94,266 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock were issued by the Issuer to the Reporting Persons as a payment-in-kind dividends pursuant to the Series A CoD. See Items 2 and 6.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 116,662,422 shares of Common Stock outstanding as of October 27, 2020 as reported by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended September 30, 2020 filed with the SEC on November 3, 2020 and (2) 177,706,400 shares of Common Stock (see Note 1).

CUSIP No. 00438V103

1.	NAMES OF REPORTING PERSONS TI IV ACHI Holdings GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 177,706,400 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 177,706,400 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 177,706,400 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 60.4% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1) Consists of 117,706,400 shares of Common Stock issuable upon conversion of 294,266 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and 60,000,000 shares of Common Stock issuable upon exercise of the Warrant. 200,000 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and the Warrant were issued by the Issuer to the Reporting Persons upon Closing of the Purchase (which occurred on February 16, 2016). The remaining 94,266 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock were issued by the Issuer to the Reporting Persons as a payment-in-kind dividends pursuant to the Series A CoD. See Items 2 and 6.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 116,662,422 shares of Common Stock outstanding as of October 27, 2020 as reported by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended September 30, 2020 filed with the SEC on November 3, 2020 and (2) 177,706,400 shares of Common Stock (see Note 1).

(3) TI IV ACHI Holdings GP, LLC disclaims beneficial ownership of 79,967,880 shares of Common Stock held directly by Series AS (as defined in Item 6 herein).

CUSIP No. 00438V103

1.	NAMES OF REPORTING PERSONS TI IV ACHI Holdings, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 177,706,400 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 177,706,400 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 177,706,400 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 60.4% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1) Consists of 117,706,400 shares of Common Stock issuable upon conversion of 294,266 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and 60,000,000 shares of Common Stock issuable upon exercise of the Warrant. 200,000 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and the Warrant were issued by the Issuer to the Reporting Persons upon Closing of the Purchase (which occurred on February 16, 2016). The remaining 94,266 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock were issued by the Issuer to the Reporting Persons as a payment-in-kind dividends pursuant to the Series A CoD. See Items 2 and 6.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 116,662,422 shares of Common Stock outstanding as of October 27, 2020 as reported by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended September 30, 2020 filed with the SEC on November 3, 2020 and (2) 177,706,400 shares of Common Stock (see Note 1).

(3) TI IV ACHI Holdings, LP disclaims beneficial ownership of 79,967,880 shares of Common Stock held directly by Series AS (as defined in Item 6 herein).

CUSIP No. 00438V103

1.	NAMES OF REPORTING PERSONS TowerBrook Investors Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 177,706,400 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 177,706,400 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 177,706,400 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 60.4% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1) Consists of 117,706,400 shares of Common Stock issuable upon conversion of 294,266 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and 60,000,000 shares of Common Stock issuable upon exercise of the Warrant. 200,000 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and the Warrant were issued by the Issuer to the Reporting Persons upon Closing of the Purchase (which occurred on February 16, 2016). The remaining 94,266 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock were issued by the Issuer to the Reporting Persons as a payment-in-kind dividends pursuant to the Series A CoD. See Items 2 and 6.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 116,662,422 shares of Common Stock outstanding as of October 27, 2020 as reported by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended September 30, 2020 filed with the SEC on November 3, 2020 and (2) 177,706,400 shares of Common Stock (see Note 1).

(3) TowerBrook Investors Ltd. disclaims beneficial ownership of 79,967,880 shares of Common Stock held directly by Series AS (as defined in Item 6 herein).

CUSIP No. 00438V103

1.	NAMES OF REPORTING PERSONS Neal Moszkowski
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 177,706,400 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 177,706,400 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 177,706,400 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 60.4% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Consists of 117,706,400 shares of Common Stock issuable upon conversion of 294,266 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and 60,000,000 shares of Common Stock issuable upon exercise of the Warrant. 200,000 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and the Warrant were issued by the Issuer to the Reporting Persons upon Closing of the Purchase (which occurred on February 16, 2016). The remaining 94,266 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock were issued by the Issuer to the Reporting Persons as a payment-in-kind dividends pursuant to the Series A CoD. See Items 2 and 6.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 116,662,422 shares of Common Stock outstanding as of October 27, 2020 as reported by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended September 30, 2020 filed with the SEC on November 3, 2020 and (2) 177,706,400 shares of Common Stock (see Note 1).

(3) Neal Moszkowski disclaims beneficial ownership of 79,967,880 shares of Common Stock held directly by Series AS (as defined in Item 6 herein).

CUSIP No. 00438V103

1.	NAMES OF REPORTING PERSONS Ramez Sousou
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.K.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 177,706,400 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 177,706,400 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 177,706,400 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 60.4% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Consists of 117,706,400 shares of Common Stock issuable upon conversion of 294,266 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and 60,000,000 shares of Common Stock issuable upon exercise of the Warrant. 200,000 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and the Warrant were issued by the Issuer to the Reporting Persons upon Closing of the Purchase (which occurred on February 16, 2016). The remaining 94,266 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock were issued by the Issuer to the Reporting Persons as a payment-in-kind dividends pursuant to the Series A CoD. See Items 2 and 6.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 116,662,422 shares of Common Stock outstanding as of October 27, 2020 as reported by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended September 30, 2020 filed with the SEC on November 3, 2020 and (2) 177,706,400 shares of Common Stock (see Note 1).

(3) Ramez Sousou disclaims beneficial ownership of 79,967,880 shares of Common Stock held directly by Series AS (as defined in Item 6 herein).

CUSIP No. 00438V103

1.	NAMES OF REPORTING PERSONS ASCENSION HEALTH ALLIANCE
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 177,706,400 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 177,706,400 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 177,706,400 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 60.4% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1) Consists of 117,706,400 shares of Common Stock issuable upon conversion of 294,266 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and 60,000,000 shares of Common Stock issuable upon exercise of the Warrant. 200,000 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock and the Warrant were issued by the Issuer to the Reporting Persons upon Closing of the Purchase (which occurred on February 16, 2016). The remaining 94,266 shares of the Issuer’s 8.00% Series A Convertible Preferred Stock were issued by the Issuer to the Reporting Persons as a payment-in-kind dividends pursuant to the Series A CoD. See Items 2 and 6.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 116,662,422 shares of Common Stock outstanding as of October 27, 2020 as reported by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended September 30, 2020 filed with the SEC on November 3, 2020 and (2) 177,706,400 shares of Common Stock (see Note 1).

(3) Ascension Health Alliance disclaims beneficial ownership of 97,738,520 shares of Common Stock held directly by Series TB (as defined in Item 6 herein).

This Amendment No. 10 to Schedule 13D (this “Amendment No. 10”) amends and supplements the statement on Schedule 13D jointly filed by TCP-ASC ACHI Series LLLP (the “Partnership”), TCP-ASC GP, LLC, TI IV ACHI Holdings GP, LLC, TI IV ACHI Holdings, LP, TowerBrook Investors Ltd., Neal Moszkowski, Ramez Sousou and Ascension Health Alliance d/b/a Ascension (together, the “Reporting Persons”) with the Securities and Exchange Commission (the “Commission”) on February 16, 2016, as amended on July 11, 2016, September 9, 2016, April 3, 2017, January 2, 2018, February 23, 2018, May 8, 2018, July 2, 2018, July 2, 2019 and September 23, 2020 (as it may be amended from time to time, this “Statement”), relating to the common stock, $0.01 par value per share (the “Common Stock”), of R1 RCM Inc. (the “Issuer”), formerly known as Accretive Health, Inc. Initially capitalized terms used in this Amendment No. 10 that are not otherwise defined herein shall have the same meanings attributed to them in the Statement. Except as expressly provided herein, all Items of the Statement remain unchanged.

ITEM 3.  Source or Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The second and third paragraphs of Item 3 of this Schedule 13D are hereby amended and restated in its entirety as follows:

Each Reporting Person may be deemed to have acquired beneficial ownership of 140,000,000 shares of Common Stock reported on this Statement on February 16, 2016 pursuant to the Purchase Agreement. The funding for the Purchase was obtained from the Aggregator from the contributed capital of the investment funds managed or advised by TowerBrook Capital Partners L.P. The funding for the Purchase was obtained from Ascension from available cash.

Each Reporting Person may be deemed to have acquired beneficial ownership of the remaining 37,706,400 shares of Common Stock reported on this Statement pursuant to (i) a payment-in-kind dividend of 4,040 shares of Series A Preferred Stock on the 200,000 shares of Series A Preferred Stock it acquired under the Purchase Agreement (the “July 2016 PIK Dividend”), (ii) a payment-in-kind dividend of 4,120 shares of Series A Preferred Stock on the 204,040 shares of Series A Preferred Stock that it held as of September 30, 2016 as well as a payment-in-kind dividend of 2,000 shares of Series A Preferred Stock for the period beginning on February 16, 2016 and ending on March 31, 2016, that was previously accrued and unpaid (the “October 2016 PIK Dividends”), (iii) a payment-in-kind dividend of 4,203 shares of Series A Preferred Stock on the 210,160 shares of Series A Preferred Stock that it held as of December 31, 2016 (the “January 2017 PIK Dividend”), (iv) a payment-in-kind dividend of 4,287 shares of Series A Preferred Stock on the 214,363 shares of Series A Preferred Stock that it held as of March 31, 2017 (the “April 2017 PIK Dividend”) (v) a payment-in-kind dividend of 4,373 shares of Series A Preferred Stock on the 218,650 shares of Series A Preferred Stock that it held as of June 30, 2017 (the “July 2017 PIK Dividend”), (vi) a payment-in-kind dividend of 4,460 shares of Series A Preferred Stock on the 223,023 shares of Series A Preferred Stock that it held as of September 30, 2017 (the “October 2017 PIK Dividend”) (vii) a payment-in-kind dividend of 4,549 shares of Series A Preferred Stock on the 227,483 shares of Series A Preferred Stock that it held as of December 31, 2017 (the “January 2018 PIK Dividend”) (viii) a payment-in-kind dividend of 4,640 shares of Series A Preferred Stock on the 232,032 shares of Series A Preferred Stock that it held as of March 31, 2018 (the “April 2018 PIK Dividend”) (ix) a payment-in-kind dividend of 4,733 shares of Series A Preferred Stock on the 236,672 shares of Series A Preferred Stock that it held as of June 30, 2018 (the “July 2018 PIK Dividend”), (x) a payment-in-kind dividend of 4,828 shares of Series A Preferred Stock on the 241,405 shares of Series A Preferred Stock that it held as of September 30, 2018 (the “October 2018 PIK Dividend”), (xi) a payment-in-kind dividend of 4,924 shares of Series A Preferred Stock on the 246,233 shares of Series A Preferred Stock that it held as of December 31, 2018 (the “January 2019 PIK Dividend”), (xii) a payment-in-kind dividend of 5,023 shares of Series A Preferred Stock on the 251,157 shares of Series A Preferred Stock that it held as of March 31, 2019 (the “April 2019 PIK Dividend”), (xiii) a payment-in-kind dividend of 5,123 shares of Series A Preferred Stock on the 256,180 shares of Series A Preferred Stock that it held as of June 30, 2019 (the “July 2019 PIK Dividend”), (ix) a payment-in-kind dividend of 5,226 shares of Series A Preferred Stock on the 261,303 shares of Series A Preferred Stock that it held as of September 30, 2019 (the “October 2019 PIK Dividend”), (x) a payment-in-kind dividend of 5,330 shares of Series A Preferred Stock on the 266,529 shares of Series A Preferred Stock that it held as of December 31, 2019 (the “January 2020 PIK Dividend”), (xi) a payment-in-kind dividend of 5,437 shares of Series A Preferred Stock on the 271,859 shares of Series A Preferred Stock that it held as of March 31, 2020 (the “April 2020 PIK Dividend”), (xii) a payment-in-kind dividend of 5,545 shares of Series A Preferred Stock on the 277,296 shares of Series A Preferred Stock that it held as of June 30, 2020 (the “July 2020 PIK Dividend”), (xiii) a payment-in-kind dividend of 5,656 shares of Series A Preferred Stock on the 282,841 shares of Series A Preferred Stock that it held as of September 30, 2020 (the “October 2020 PIK Dividend”), and (xiv) a payment-in-kind dividend of 5,769 shares of Series A Preferred Stock on the 288,497 shares of Series A Preferred Stock that it held as of December 31, 2020 (the “January 2021 PIK Dividend”). The July 2016 PIK Dividend, October 2016 PIK Dividends, January 2017 PIK Dividend, April 2017 PIK Dividend, July 2017 PIK dividend, October 2017 PIK Dividend, January 2018 PIK Dividend, April 2018 PIK Dividend, July 2018 PIK Dividend, October 2018 PIK Dividend, January 2019 PIK Dividend, April 2019 PIK Dividend, July 2019 PIK Dividend, October 2019 PIK Dividend, January 2020 PIK Dividend, April 2020 PIK Dividend, July 2020 PIK Dividend, October 2020 PIK Dividend and January 2021 PIK Dividend were paid by the Issuer on July 8, 2016, October 1, 2016, January 3, 2017, April 3, 2017, July 3, 2017, October 2, 2017, January 2, 2018, April 2, 2018, July 2, 2018, October 1, 2018, January 2, 2019, April 1, 2019, July 1, 2019, October 1, 2019, January 2, 2020, April 1, 2020 and July 1, 2020, October 1, 2020 and January 4, 2021 respectively, in each case pursuant to the Series A CoD.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference.

ITEM 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Preferred Stock Agreement

On January 5, 2021, the Issuer entered into an agreement (the “Preferred Stock Agreement”) with the Partnership, pursuant to which, among other thing, the Partnership agreed to convert 294,266 shares of Series A Preferred Stock into 117,706,400 shares of Common Stock into which the Series A Preferred Stock are convertible pursuant to the Series A COD and, in consideration thereof, the Issuer agreed to (i) issue to the Partnership 21,582,800 additional shares of Common Stock and (ii) pay the Partnership $105,000,000 in cash (the “Preferred Stock Transaction”). The Preferred Stock Agreement contains customary representations, warranties, covenants and conditions to closing, including execution of an amendment to the Credit Agreement, dated as of June 26, 2019 (as amended by Amendment No.1 to the Credit Agreement, dated as of March 20, 2020, as further amended, restated, supplemented or otherwise modified, the “Credit Agreement”), by and among the Issuer, the subsidiary guarantors named therein, Bank of America, N.A., as administrative agent, and the lenders named therein, to permit the Issuer to pay the cash consideration in the Preferred Stock Transaction.

Pursuant to the Preferred Stock Agreement, the Partnership is subject to a lock-up prohibiting the sale, assignment, pledge, encumbrance, conversion, exchange, hypothecation or other disposition or transfer of any shares of Common Stock received in the Transaction until one year after the closing of the Transaction, subject to certain permitted transfer exceptions. The lock-up does not apply to transfers of the Warrant or any shares of Common Stock underlying the Warrant.

Pursuant to the Preferred Stock Agreement, at the closing of the Preferred Stock Transaction, the Issuer and the Partnership will enter into an amendment to the Investor Rights Agreement (the “Investor Rights Agreement Amendment”). The Investor Rights Agreement Amendment would modify certain special approval rights of the Partnership with respect to certain actions taken by the Issuer. Except as would be modified by the Investor Rights Agreement Amendment, the Investor Rights Agreement and all the covenants, agreements, terms, provisions and conditions thereof would remain unchanged and in full force and effect.

The Preferred Stock Agreement is filed as Exhibit 7.12 to this Statement and the foregoing summary of the Preferred Stock Agreement is qualified in its entirety by reference to Exhibit 7.12.

ITEM 5.  Interest in Securities of the Issuer.

Sections (a) and (b) of Item 5 are hereby amended and restated in their entirety as follows:

(a)	In the aggregate, the Reporting Persons may be deemed to beneficially own, as of the date hereof, an aggregate of 177,706,400 shares of Common Stock, including 60,000,000 shares of Common Stock that may be issued upon the exercise of the Warrant.

(b)	Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed to have shared voting, disposition and investment power with respect to the 177,706,400 shares of Common Stock, including 60,000,000 shares of Common Stock that may be issued upon the exercise of the Warrant. Each of TI IV ACHI Holdings GP, LLC, TCP-ASC ACHI Holdings, LP, TowerBrook Investors Ltd., Neal Moszkowski and Ramez Sousou disclaims beneficial ownership of 79,967,880 shares of Common Stock held directly by Series AS (as defined in Item 6 herein). Ascension disclaims beneficial ownership of 97,738,520 shares of Common Stock held directly by Series TB (as defined in Item 6 herein).

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference.

ITEM 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference.

ITEM 7.  Material to Be Filed as Exhibits.

The following document is filed or incorporated by reference as an exhibit to this Statement:

Exhibit Number	Description of Exhibit
7.12	Preferred Stock Agreement, dated January 5, 2021, among the Partnership and the Issuer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 6, 2021

TCP-ASC ACHI SERIES LLLP

By: TCP-ASC GP, LLC, its General Partner

By:	/s/ Glenn F. Miller
Name: Glenn F. Miller
Title: Vice President

TCP-ASC GP, LLC

By:	/s/ Glenn F. Miller
Name: Glenn F. Miller
Title: Vice President

TI IV ACHI Holdings GP, LLC

By:	/s/ Glenn F. Miller
Name: Glenn F. Miller
Title: Vice President

TI IV ACHI HOLDINGS, LP

By: TI IV ACHI Holdings GP, LLC, its General Partner

By:	/s/ Glenn F. Miller
Name: Glenn F. Miller
Title: Vice President

[Signature Page to 13D Amendment]

TOWERBROOK INVESTORS LTD.

By:	/s/ Neal Moszkowski
Name: Neal Moszkowski
Title: Director

NEAL MOSZKOWSKI

/s/ Neal Moszkowski
Neal Moszkowski

RAMEZ SOUSOU

/s/ Ramez Sousou
Ramez Sousou

ASCENSION HEALTH ALLIANCE

By:	/s/ Anthony J. Speranzo
Name: Anthony J. Speranzo
Title: President and Chief Executive Officer, Ascension Capital, LLC (authorized signatory)

[Signature Page to 13D Amendment]